To Our Shareholders,

     We are proud to present to you our Annual Report stating the performance of Home City Financial Corporation during fiscal year 1998.

     The contents of this report reflect the concerted efforts of the Board of Directors and management to provide operating results that enhance shareholder value while supporting the best interests of HCFC's shareholders, customers, employees and community. From a capital management perspective, HCFC successfully completed its second 5% stock repurchase program and a special capital distribution of $3.50 per share paid in June 1998. The special capital distribution, as well as each of the quarterly dividends paid during 1998 (totaling $.37 per share), were determined by HCFC to be nontaxable returns of capital. We are continually exploring all opportunities to increase the value of your investment in the company while accomplishing the long-term goal of increasing HCFC's presence as a responsive financial services provider in its community.

     This year was one of transition and balance sheet restructuring. We experienced a high volume of mortgage loan repayments while our mortgage loan originations declined due to competition from traditional and non-traditional lenders. We took the opportunity to allocate these loan funds to commercial loans for quality local small businesses at more favorable terms to HCFC than those provided by mortgage loans. We also were able to grow the consumer loan portfolio by continuing to offer small loans and introducing a new home equity line of credit. These new lending products positively impacted HCFC's financial performance in 1998.

     HCFC's financial results show that the company continues to be in the enviable position of having strong community demand for quality loans. Net loans receivable increased $14.5 million, or 23.1%, for the year 1998, totaling $77.0 million at December 31, 1998, with most of the growth in loans attributable to the commercial loan category. Non-performing loan ratios remain low while reserves have been established for the increasingly diverse loan portfolio. Deposits also grew at a faster pace with deposits totaling $60.5 million at December 31, 1998, an increase of $8.8 million, or 17.0%, from $51.7 million at December 31, 1997.

     These results could not have been attained without the confidence and trust of our shareholders, the professional work ethic of our management staff and employees and the support and loyalty of our customers and community.

     We sincerely thank you.

     /s/ Douglas L. Ulery

     Douglas L. Ulery
     President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

     The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding HCFC at the dates and for the periods indicated. The financial information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein. However, in the opinion of management of HCFC, all adjustments necessary for a fair presentation of such financial data have been included. All such adjustments are of a normal recurring nature.

Selected financial condition and other data:

                                                              At December 31,
                                                              ---------------

                                                   1998      1997      1996      1995      1994
                                                   ----      ----      ----       ----      ----
                                                             (Dollars in thousands)
Total amount of:
Assets                                          $85,355   $71,854   $68,140   $53,225   $45,622
     Cash and cash equivalents (1)                1,910     1,518     9,839     1,874     2,209
     Investment securities available-for-sale     3,091     4,580     2,234     1,661       228
     Investment securities held-to-maturity           0         0         0         0     1,501
Mortgage-backed and related securities
          available-for-sale                        559       700     2,748     3,395         0
     Mortgage-backed and related securities
          held-to-maturity                            0         0         0         0     3,943
     FHLB stock                                     601       438       408       298       255
     Loans, net                                  76,986    62,535    50,558    43,823    35,574
     Deposits                                    60,499    51,689    49,559    45,021    37,857
     Advances from FHLB of Cincinnati            11,571     5,712     4,101     2,511     2,716
         Notes payable                            1,800         0         0         0         0
     Shareholders' equity (2)                    10,353    13,672    13,777     4,993     4,548

     Number of full service offices                   1         1         1         1         1

Summary of earnings:
                                                             Year ended December 31,
                                                             -----------------------

                                                   1998      1997      1996      1995      1994
                                                   ----      ----      ----      ----       ----
                                                              (Dollars in thousands)

Total interest income                            $6,808    $5,862    $4,843    $4,208    $3,534
Total interest expense                            3,486     3,016     2,746     2,326     1,545
                                                  -----     -----     -----     -----     -----
Net interest income                               3,322     2,846     2,097     1,882     1,989
Provision for loan losses                            61        43        87        37        90
                                                  -----     -----     -----     -----     -----
Net interest income after
     provision for loan losses                    3,261     2,803     2,010     1,845     1,899
Noninterest income                                   98        89        75        24        10
Special SAIF assessment (3)                           0         0       263         0         0
Other noninterest expense                         1,961     1,652     1,180     1,078       978
                                                  -----     -----     -----     -----     -----
Income before income tax                          1,398     1,240       642       791       931
Provision for income tax                            447       352       181       254       310
                                                  -----     -----     -----     -----     -----
Net income                                       $  951    $  888    $  461   $   537    $  621
                                                  =====     =====     =====     =====     =====

(Footnotes on following page)

                                                            At or for the year ended
                                                            ------------------------

Selected financial ratios:                                          December 31,
                                                            -------------------------
                                                   1998      1997     1996       1995      1994
                                                   ----      ----     ----       ----      ----
Return on assets (4)                               1.20%     1.28%     0.81%     1.10%     1.44%
Return on equity (5)                               7.89      6.28      8.62     10.97     14.82
Interest rate spread (6)                           3.52      3.13      3.39      3.64      4.88
Net interest margin (7)                            4.38      4.23      3.84      4.01      4.48
Noninterest expense to average assets (8)          2.48      2.38      2.54      2.21      2.27
Average equity to average assets                  15.24     20.35      9.45     10.04      9.74
Equity to assets at year end                      12.74     19.49     20.52      9.69      9.97
Non-performing loans to total loans                0.24      0.41      0.45      0.52      0.28
Non-performing assets to total assets (9)          0.22      0.36      0.34      0.43      0.22
Allowance for loan losses to total loans           0.63      0.72      0.78      0.71      0.79
Allowance for loan losses to
     non-performing loans                        261.29    174.52     172.73   136.24    279.21
Net charge-offs (recoveries) to average loans      0.04     (0.02)      0.01     0.05      0.00
Dividend payout ratio (10)                        31.62     31.13        N/A      N/A       N/A


(1) Includes cash and amounts due from depository institutions and interest-bearing deposits in other financial institutions.

(2) Excludes accumulated other comprehensive income, net of applicable deferred income taxes.

(3) Special one-time charge recorded as a result of legislation enacted to recapitalize the Savings Association Insurance Fund.

(4)    Net income divided by average total assets.

(5)    Net income divided by average total equity.

(6) Average yield on interest-earning assets less average cost of interest-bearing liabilities.

(7) Net interest income as a percentage of average interest-earning assets.

(8)    Noninterest expense divided by average total assets.

(9) Non-performing assets consist of nonaccruing loans, accruing loans 90 days or more past due and real estate acquired (or deemed acquired) in foreclosure proceedings or in lieu thereof.

(10) Dividends declared per share divided by basic earnings per share. Does not include the special $3.50 capital distribution paid in fiscal year 1998.

BUSINESS OF HOME CITY FINANCIAL CORPORATION

     Home City Financial Corporation (HCFC), a unitary savings and loan holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common shares of Home City Federal Savings Bank of Springfield (Home City), a savings association chartered under the laws of the United States. In December 1996, HCFC acquired all of the common shares issued by Home City upon its conversion from a mutual savings association to a stock savings association (the "Conversion"). Since its formation, activities have been limited primarily to holding the common shares of Home City and investing excess funds from the Conversion in investment securities and savings deposits in Home City.

     Home City is a stock savings bank principally engaged in the business of making permanent first and second mortgage loans secured by one- to four-family residential real estate and nonresidential real estate located in Home City's primary lending area and investing in U.S. Government and federal agency obligations, interest-bearing deposits in other financial institutions, mortgage-backed securities and municipal securities. Home City also originates loans for the construction of residential real estate and loans secured by multifamily real estate (over four units), commercial loans and consumer loans. The origination of commercial and consumer loans, both secured and unsecured, constitutes a growing portion of Home City's lending activities. Funds for lending and investment activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), repayments of loans and mortgage-backed and related securities, advances from the Federal Home Loan Bank (the "FHLB") and other short-term borrowings. Home City conducts business from its office located in Springfield, Ohio. Home City's primary lending area consists of Clark County, Ohio, and adjacent counties.

     As a savings and loan holding company, HCFC is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings association chartered under the laws of the United States, Home City is subject to regulation, supervision and examination by the OTS and the FDIC. Home City is also a member of the FHLB of Cincinnati.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

     Home City Federal Savings Bank of Springfield ("Home City" or the "Company") converted from a mutual federal savings bank to a stock federal savings bank (the "Conversion") on December 30, 1996. In connection with the Conversion, 952,200 common shares of Home City Financial Corporation ("HCFC" or the "Corporation") were sold, generating net proceeds of $8.3 million after Conversion expenses. Of this amount, $4.6 million was utilized to purchase 100% of the common shares of the Company, and the balance was utilized to purchase investments, loan funds to the Home City Financial Corporation Employee Stock Ownership Plan (the "ESOP") and for other purposes.

     At the time of the Conversion the fiscal year end for both HCFC and Home City was June 30. In December 1997 the Board of Directors resolved that the fiscal year end of both corporations be changed to December 31 from June 30. The following discussion and analysis of the financial condition and results of operations of HCFC and Home City should be read in conjunction with and with reference to the consolidated financial statements, and the notes thereto, presented in the Annual Report. Audited consolidated financial statements for the years ended December 31, 1998 and 1997, have been included in the Annual Report for comparison purposes.

     HCFC was incorporated for the purpose of owning all of the outstanding common shares of Home City following the Conversion. As a result, the discussion and analysis that follows pertains primarily to the financial condition of HCFC on a consolidated basis and to the results of operations of Home City.

     In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the operations of Home City, and HCFC's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and changes in interest rates in the nation and HCFC's primary market area.

     Without limiting the generality of the foregoing, the following statements in the referenced sections of this discussion and analysis may be deemed forward-looking and are, therefore, subject to such risks and uncertainties:

1. Management's determination of the amount of the allowance for loan losses as set forth under the captions "Financial Condition" and "Comparison of Results of Operations for the Fiscal Years Ended December 31, 1998 and 1997;"

2. The liquidity of Home City's assets and the regulatory capital of Home City as set forth under "Liquidity and Capital Resources;"

3. Management's analysis of the interest rate risk of Home City as set forth under "Asset and Liability Management;" and

4. The anticipated effect of legislation that may be enacted as set forth under "Impact of Pending Legislation."

Financial Condition

     The Corporation's consolidated total assets amounted to $85.4 million at December 31, 1998, an increase of $13.5 million, or 18.79%, over the $71.9 million in total assets at December 31, 1997. Such increase in assets was funded primarily by the $8.8 million net increase in deposits, $5.9 million net increase in advances from the Federal Home Loan Bank (the "FHLB"), $1.8 million increase in short-term borrowing, and undistributed net earnings of $621,000.

     Cash and cash equivalents, time deposits and investment securities totaled $5.0 million at December 31, 1998, a decrease of $1.1 million, or 17.91%, from December 31, 1997. During the year ended December 31, 1998, $2.2 million of investment securities matured, which consisted primarily of United States Government agency obligations totaling $2.0 million, and tax-free securities totaling $218,000. The proceeds were used primarily to fund the increased demand for loans and the repurchase of common shares.

     Mortgage-backed securities totaled $559,000 at December 31, 1998, a decrease of $141,000 from December 31, 1997. Due to the composition of the mortgage-backed securities portfolio coupled with the current loan demand, no additional purchases were made.

     Loans receivable totaled $77.5 million at December 31, 1998, an increase of $14.5 million, or 23.00%, from the $63.0 million total at December 31, 1997. During the year ended December 31, 1998, loan disbursements amounted to $37.8 million. Such disbursements were partially offset by principal repayments of $23.3 million.

     Home City's allowance for loan losses totaled $486,000 at December 31, 1998, which represented 0.63% of total loans and 261.29% of non-performing loans. At December 31, 1997, the allowance for loan losses totaled $452,000, which represented 0.72% of total loans and 174.52% of non-performing loans.

     Non-performing loans were $186,000 and $259,000 at December 31, 1998 and 1997, respectively, and represented 0.22% and 0.36% of total assets at each date. The decrease at December 31, 1998, was due primarily to $266,000 in loans that were paid off, $4,000 in principal reductions, $634,000 in loans that became classified as non-performing, and $438,000 in loans that became classified as performing, for a net reduction of $74,000. All loans classified as non-performing at December 31, 1998, were either under a workout plan or being refinanced elsewhere, the underlying collateral was in the process of being sold or foreclosure action was being initiated. Although management believes that its allowance for loan losses at December 31, 1998, was adequate based upon the facts and circumstances available to it, there can be no assurance that additions to such allowance will not be necessary in future periods, which could affect the Corporation's results of operations.

     Deposits totaled $60.5 million at December 31, 1998, an increase of $8.8 million, or 17.04%, from $51.7 million at December 31, 1997. The increase is consistent with the deposit growth trends that the Company has been experiencing over the past several years. Home City has generally not engaged in sporadic increases or decreases in interest rates paid or offered the highest rates available in its deposit market. Advances from the FHLB increased from $5.7 million at December 31, 1997, to $11.6 million at December 31, 1998, an increase of 102.57%, as advances were used to fund loan originations. Short-term commercial lines of credit were utilized temporarily to fund the 1998 stock repurchase.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 1998 and 1997.

     General. Net income for the year ended December 31, 1998, was $951,000, an increase of $63,000, or 7.09%, over the $888,000 in net income recorded in 1997. The increase in net income resulted primarily from a $476,000 increase in net interest income and a $9,000 increase in noninterest income, which was partially offset by a $309,000 increase in noninterest expense and an increase in the provision for federal income taxes of $95,000.

     Net Interest Income. Net interest income totaled $3.3 million for the year ended December 31, 1998, an increase of $476,000, or 16.73%, over the $2.8 million recorded in 1997. Interest income on loans increased by $1.3 million, or 23.80%, during 1998 due primarily to an increase in the average balance of the loans outstanding of $13.9 million, or 24.31%, being partially offset by a 4 basis point (100 basis points equals one percent) decrease in yield from 9.25% in 1997 to 9.21% in 1998. Interest income on mortgage-backed securities decreased by $24,000, or 40.00%, due primarily to a $292,000, or 32.02%, decrease in the average balance of mortgage-backed securities outstanding, coupled with a decrease in the weighted-average yield year-to-year, from 6.55% in fiscal 1997 to 5.85% in 1998. Interest income on investment securities decreased by $184,000, or 49.33%, for the year ended December 31, 1998, compared to fiscal 1997, as the average balance decreased by $3.0 million year to year and the related yield decreased by 21 basis points to 5.61% in 1998. Interest income on interest-bearing deposits and federal funds sold decreased by $84,000 and $22,000, respectively, for the year ended December 31, 1998, compared to 1997. The average balance of interest-bearing deposits decreased $1.6 million, or 74.36%. The average balance invested in federal funds sold decreased by $419,000, or 86.39%, compared to 1997. The yield on interest-bearing deposits decreased 53 basis points to 4.46%, while the yield on federal funds sold decreased 3 basis points to 5.22%.

     Interest expense on deposits increased by $205,000, or 7.47%, during 1998, due primarily to an increase in the average balance of deposits outstanding of $5.2 million, or 10.38%, coupled with a decrease in the weighted-average rate from 5.52% in 1997 to 5.38% in 1998. Interest expense on FHLB advances and short-term borrowings increased by $265,000, or 97.07%, primarily due to an increase in the average balance outstanding of $4.8 million, or 111.93%, coupled with a decrease in weighted-average rate from 6.41% in 1997 to 5.95% in 1998.

     As a result of the foregoing changes in interest income and interest expense the interest rate spread increased by 39 basis points, to 3.52% for 1998, as compared to 3.13% for 1997, while the net interest margin increased by 15 basis points to 4.38% for the year ended December 31, 1998.

     Provision for Loan Losses. Home City maintains an allowance for loan losses in an amount that, in management's judgment, is adequate to absorb reasonably foreseeable losses inherent in the loan portfolio. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses, after net charge-offs have been deducted, to bring the allowance to a level that is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles ("GAAP"). The amount of the provision is based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, generally prevailing economic conditions, changes in the size and composition of the loan portfolio and considerations relating to specific loans, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral. Although management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors, including the performance of Home City's loan portfolio, the economy, changes in real estate values and interest rates and regulatory requirements regarding asset classifications. As a result of its analysis, management concluded that the allowance was adequate as of December 31, 1998. There can be no assurance that the allowance will be adequate to cover future losses on non-performing assets.

     Home City had net charge-offs of $27,000 during the year ended December 31, 1998, and net recoveries of $9,000 during the year ended December 31, 1997. Home City's charge-off history is a product of a variety of factors, including Home City's underwriting guidelines and the composition of its loan portfolio. Loans secured by real estate made up 86% of Home City's loan portfolio, and loans secured by first mortgages on one- to four-family residential real estate made up 53% of total loans at December 31,1998. Such loans typically present less risk to a lender than loans not secured by real estate. Substantially all of Home City's loans are secured by properties in its primary market area. The provision for loan losses was $61,000 and $43,000 for the years ended December 31, 1998 and 1997, respectively. The ratio of non-performing loans to total loans decreased to 0.21% in 1998 from 0.32% in 1997. At December 31, 1998 and 1997, Home City had a ratio of allowance for loan losses to total loans of 0.63% and 0.72%, respectively, and ratios of allowance for loan losses to non-performing loans of 296.34% and 226.00%. Due to such ratios of non-performing loans to total loans, historical charge-offs, delinquency history, and the addition of commercial and consumer installment lending, the provisions of $61,000 and $43,000 made in 1998 and 1997 were deemed appropriate by management to absorb reasonably foreseeable loan losses.

      Noninterest Income. Noninterest income totaled $98,000 for the year ended December 31, 1998, an increase of $9,000, or 10.11%, from the $89,000 recorded in 1997. The increase resulted primarily from increases of $11,000 in income from life insurance policies, an increase of $3,000 in service charges on deposit accounts, a $20,000 decrease in net losses recognized on the sale of securities, and a decrease of $25,000 in other miscellaneous fee income.

Noninterest Expense. Noninterest expense increased by $309,000, or 18.70%, to a total of $2.0 million for the year ended December 31, 1998, as compared to 1997. Salaries and employee benefit expenses increased $192,000, or 22.35%, primarily as a result of additional staffing and the adoption of employee benefit programs, $29,000, or 26.36%, in occupancy and equipment expense, and
$56,000, or 42.42%,  in other operating expenses.   The increase in salaries
and employee benefits resulted primarily from costs associated with staff additions, the Home City Financial Corporation Employee Stock Ownership Plan, the Home City Financial Corporation Recognition and Retention Plan, and normal merit increases for existing employees. The increase in the remaining items of noninterest expense was due primarily to additional taxes, data processing and other expenses related to the reporting requirements of a public company.

     Federal Income Taxes. The provision for federal income taxes totaled $447,000 for the year ended December 31, 1998, an increase of $95,000, or 26.99%, from the $352,000 provision recorded in fiscal 1997. HCFC's effective tax rate increased to 31.97% in 1998 from 28.39% in 1997 which was primarily the result of tax-exempt income from investments and deferred loan costs.

Yields Earned and Rates Paid

     The following table presents certain information relating to HCFC's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of customer deposits and FHLB advances for the periods indicated. Such yields and costs are derived by dividing annual income or expense by the average monthly balance of interest-earning assets or customer deposits and FHLB advances, respectively, for the years presented. Average balances are derived from daily balances, which included nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

                                              Year ended December 31,

                                                         1998                                       1997
                                          --------------------------------       ------------------------------------
                                          Average       Interest                 Average         Interest
                                        outstanding      earned/     Yield/      outstanding      earned/      Yield/
                                          balance         paid        rate         balance         paid         rate
                                          -------         ----        ----         -------         ----         ----
                                                               (Dollars in thousands)
Interest-earning assets:
     Interest-bearing demand deposits     $   537        $    24      4.51%      $   840           $   40       4.71%
    Federal funds sold                         66              3      5.22           485               25       5.25
    Time deposits                              23              1      1.25         1,344               69       5.17
   Investment securities (1)                3,372            189      5.61         6,420              373       5.82
    Mortgage-backed and related securities    620             36      5.85           912               60       6.55
    Loans receivable (2)                   71,172          6,555      9.21        57,253            5,295       9.25
       Total interest-earning assets (3)   75,790          6,808      8.98        67,254            5,862       8.72

Noninterest-earning assets:
     Less: Allowance for loan losses         (460)                                  (444)
     Other non-earning assets               3,792                                  2,638
                                           ------                                 ------

       Total assets                       $79,122                                $69,448
                                           ======                                 ======

Interest-bearing liabilities:
     NOW accounts                       $     704       $     15      2.08%      $  349             $    6      1.79%
     Money market accounts                    291              9      3.08          330                 11      3.43
     Passbook accounts                      9,223            257      2.79        7,840                186      2.37
     Certificates of deposit               44,628          2,667      5.98       41,170              2,540      6.17
                                           ------          -----                 ------              -----
       Total deposits                      54,846          2,948      5.38       49,689              2,743      5.52
     Notes payable                            723             51      7.02            0                  0         0
     FHLB advances                          8,316            487      5.85        4,265                273      6.41
                                           ------           ----                 ------              ------

Total interest-bearing liabilities         63,885          3,486      5.46%      53,954              3,016      5.59%

Noninterest-bearing liabilities             3,181                                 1,363
                                           ------                                ------
      Total liabilities                    67,066                                55,317

Total shareholders' equity                 12,056                                14,131
                                           ------                                ------

      Total liabilities and shareholders'
        equity                            $79,122                               $69,448
                                           ======                                ======

Net interest income; net interest rate spread             $3,322     3.52%      $ 2,846                         3.13%
                                                           =====                 ======
Net interest margin (4)                                              4.38%                                      4.23%
                                                                     ====                                       ====

Average interest-earning assets to interest-bearing liabilities    118.63%                                    124.65%
                                                                   ======                                     ======

(1) Includes $40,000 and $38,000 of nontaxable municipal income recorded in 1998 and 1997, respectively. The tax-equivalent yield on investments is 6.22% and 6.13% for 1998 and 1997, respectively.

(2) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.

(3) Tax-equivalent yield on interest-earning assets is 9.01% and 8.75% for 1998 and 1997, respectively.

(4)  Net interest income as a percent of average interest-earning assets.

    The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected HCFC's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate:

                                                               Year ended December 31,
                                                               -----------------------
                                                  1998 vs. 1997                         1997 vs. 1996

                                                      Increase                               Increase
                                                     (decrease)                             (decrease)
                                                       due to                                 due to
                                                  -----------------                     --------------------
                                                  Volume       Rate        Total        Volume           Rate       Total
                                                  ------       ----        -----        -------          ----       -----
                                                                          (Dollars in thousands)
Interest income attributable to:
     Interest-bearing demand deposits           $    (14)     $  (2)       $   (16)     $      8         $   (1)     $    7
     Federal funds sold                              (22)         0            (22)          (17)             1         (16)
     Time deposits                                   (67)        (1)           (68)           11              0          11
     Investment securities                          (177)        (7)          (184)          232             25         257
     Mortgage-backed and related securities          (19)        (5)           (24)         (143)            (2)       (145)
     Loans receivable                              1,285        (25)         1,260           977            (72)        905
                                                   ------       ----         -----         -----            ---       -----
          Total interest income                      986        (40)           946         1,068            (49)      1,019

Interest expenses attributable
to:
     NOW accounts                                      6          3              9             2              0           2
     Money market accounts                            (1)        (1)            (2)            8              0           8
     Passbook savings accounts                        33         38             71           (44)           (10)        (54)
     Certificates of deposit                         212        (85)           127           227             (4)        223
     Notes payable                                    51          0             51             0              0           0
     FHLB advances                                   256        (42)           214           100             (9)         91
                                                     ---        ---            ---           ---            ---         ---
          Total interest expense                     557        (87)           470           293            (23)        270
                                                     ---        ---            ---           ---            ---         ---

     Increase (decrease) in net interest income    $ 429      $  47           $476         $ 775         $  (26)      $ 749
                                                     ===        ===            ===           ===            ====        ===

Asset and Liability Management

     Home City, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, Home City uses the net portfolio value ("NPV") methodology recently adopted by the OTS as part of its capital regulations. Although Home City is not currently subject to the NPV regulation because such regulation does not apply to institutions with less than $300 million in assets and risk-based capital in excess of 12%, the application of the NPV methodology may illustrate Home City's interest rate risk.

     Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV that would result from a theoretical 200 basis point (100 basis points equal one percent) change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered. If the NPV would decrease more than 2% of the economic value of the institution's assets with either an increase or decrease in market rates, the institution must deduct 50% of the amount of the decrease in excess of such 2% in the calculation of the institution's risk-based capital. See "Liquidity and Capital Resources."

     At December 31, 1998, 2% of the economic value of Home City's assets was approximately $1.7 million. Because the interest rate risk of a 200 basis point increase in market rates was a $923,000 decrease in NPV at December 31, 1998, Home City would not have been required to deduct from its capital in determining whether Home City met its risk-based capital requirement.

     The table on the following page, as of December 31, 1998, is an analysis of Home City's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of Home City as the maximum changes in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and Home City's strong capital position.

     As illustrated in the table, Home City's NPV is slightly more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. As a result, in a rising interest rate environment, the amount of interest Home City would receive on its loans would increase relatively slowly as loans are slowly repaid and new loans at higher rates are made. Moreover, the interest Home City would pay on its deposits would increase rapidly because Home City's deposits generally have shorter periods to repricing. Because Home City has not originated loans in accordance with traditional secondary market guidelines, the sale of fixed-rate loans may be difficult. In addition, increases in interest rates can also result in the flow of funds away from savings institutions into direct investments or other investment vehicles, such as mutual funds, which may pay higher rates of return than savings institutions. Assumptions used in calculating the amounts in this table are OTS assumptions.

                                                     At December 31, 1998
                                                     --------------------
Change in interest rate          Board limit       $ change        % change
    (basis points)                % change          in NPV           in NPV
-----------------------          -----------       --------        --------
                                             (Dollars in thousands)

        +400                        (60)%          $(2,488)          (16)%
        +300                        (45)            (1,654)          (11)
        +200                        (25)              (923)           (6)
        +100                        (10)              (359)           (2)
           0                          0                  0             0
        -100                        (10)               442             3
        -200                        (25)               954             6
        -300                        (45)             1,519            10
        -400                        (60)             1,930            12

     The NPV table indicates that at each 100 basis point increment, the change in Home City's NPV that would have been caused by an increase in interest rates was within the policy limits set by the Board of Directors. The Board of Directors considers the results of each quarterly analysis and factors the information into its decisions in adjusting the pricing of loans and deposits in the future.

     As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

     If interest rates continue to rise from the recent levels, Home City's net interest income will be negatively affected. Moreover, rising interest rates may negatively affect Home City's earnings due to diminished loan demand.

Liquidity and Capital Resources

     Home City's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years presented:

                                                       Year ended December 31,
                                                       -----------------------
                                                       1998             1997
                                                       ----              ----
                                                        (Dollars in thousands)

Net income                                              $951            $888
Adjustments to reconcile net income to net cash
     from operating activities                           299              15
                                                     -------         -------
Net cash provided by operating activities              1,250             903
Net cash used in investing activities                (12,871)        (11,832)
Net cash provided by financing activities             12,013           2,608
                                                     -------         -------
Net change in cash and cash equivalents                  392          (8,321)
Cash and cash equivalents at beginning of year         1,518           9,839
                                                     -------         -------
Cash and cash equivalents at end of year             $ 1,910        $  1,518
                                                     =======         =======

     Home City's principal sources of funds are deposits, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. Home City also borrows from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and mortgage-backed security prepayments are more influenced by interest rates, general economic conditions and competition. Home City maintains investments in liquid assets based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. In the ordinary course of business, part of such liquid investment portfolio is composed of deposits at correspondent banks. Although the amount on deposit at such banks often exceeds the $100,000 limit covered by FDIC insurance, Home City monitors the capital of such institutions to ensure that such deposits do not expose Home City to undue risk of loss.

     OTS regulations presently require Home City to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in United States Treasury, federal agency obligations and other investments having maturities of five years or less in an amount equal to 4% of the sum of Home City's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which Home City may rely if necessary to fund deposit withdrawals or other short-term funding needs. At December 31, 1998, Home City's regulatory liquidity ratio was 5.29%. At such date, Home City had commitments to originate loans totaling $9.5 million and no commitments to purchase or sell loans. Home City considers its liquidity and capital reserves sufficient to meet its outstanding short- and long-term needs. Adjustments to liquidity and capital reserves may be necessary, however, if loan demand increases more than expected or if deposits decrease substantially. See Note Q of the Notes to Consolidated Financial Statements.

     Home City is required by applicable law and regulation to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement or leverage ratio and a risk-based capital requirement. See "REGULATION - OTS Regulations -- Regulatory Capital Requirements." Home City exceeded all of its capital requirements at December 31, 1998 and 1997.

     Savings associations are required to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital less intangible assets.

     "Core capital" is comprised of common stockholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations require savings associations to maintain core capital of at least 3% of the association's total assets. The OTS has proposed to increase such requirement from 4% to 5%, except for those associations with the highest examination rating and acceptable levels of risk.

     OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Assets are weighted at percentage levels ranging from 0% to 100% depending on their relative risk. Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of Home City includes a general loan loss allowance of $486,000 at December 31, 1998.

     The following table summarizes Home City's regulatory capital requirements and actual capital (see Note P of the Notes to Consolidated Financial Statements for a reconciliation of capital under GAAP and regulatory capital amounts) at December 31, 1998:

                                                                             Excess of actual
                                                                           capital over current
                         Actual capital    Current requirement                 requirement
                         --------------    -------------------                 -----------
                                                                                             Applicable
                      Amount     Percent    Amount     Percent    Amount      Percent       asset total
                      ------     -------    ------     -------    ------      -------       -----------
                                                    (Dollars in thousands)
Tangible capital     $11,864      13.91%     $1,279    1.50%      $10,585     12.41%           $85,292
Core capital          11,864      13.91       2,559    3.00         9,305     10.91             85,292
Risk-based capital    12,350      21.93       4,504    8.00         7,846     13.93             56,305


At December 31, 1998, Home City had no material commitments for capital expenditures.

Impact of Pending Legislation

     The deposit accounts of Home City and other savings associations are insured up to applicable limits by the FDIC in the SAIF. Legislation to recapitalize the SAIF was enacted on September 30, 1996. Such legislation provided that the SAIF will be merged into the Bank Insurance Fund if there are no longer any federally chartered savings associations. Such legislation also requires the Department of Treasury to submit a report to Congress on the development of a common charter for all financial institutions. In addition, legislation has been introduced to address this charter unification by elimination of the federal thrift charter and the separate federal regulation of savings associations.

     Pursuant to such legislation, Congress may eliminate the OTS, and Home City may be regulated under federal law as a bank or may be required to change its charter. Such change in regulation or charter would likely change the range of activities in which Home City may engage and may subject Home City to additional regulation by the FDIC. In addition, HCFC might become subject to a different form of holding company regulation, which may limit the activities in which HCFC may engage, and subject HCFC to other additional regulatory requirements, including separate capital requirements. HCFC cannot predict at this time when or whether Congress may actually pass legislation regarding HCFC's and Home City's regulatory requirements or charter. Although such legislation may change the activities in which HCFC and Home City may engage, it is not anticipated that the current activities of HCFC or Home City will be materially affected by those activity limits.

                            INDEPENDENT AUDITOR'S REPORT



The Board of Directors and Shareholders
Home City Financial Corporation
Springfield, Ohio



     We have audited the consolidated balance sheets of Home City Financial Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Home City Financial Corporation and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.







                                        Robb, Dixon,
                                     Francis, Davis, Oneson
                                         & Company

Granville, Ohio
February 8, 1999

              Home City Financial Corporation - Consolidated Balance Sheets

                                                        (Dollars in thousands)

                                                              December 31,
                                                              -----------
                                                               1998           1997
                                                               ----           ----

ASSETS
Cash and cash equivalents
  Cash and due from banks                                     $  1,147         $   827
  Interest-bearing demand deposits in other banks                  763             591
     Federal funds sold                                              0             100
                                                                 -----           -----
          Total cash and cash equivalents                        1,910           1,518

Time deposits with original maturities of 90 days or more           24              23
Investment securities available-for-sale, at fair value          3,091           4,580
Mortgage-backed securities available-for-sale, at fair value       559             700
Loans, net                                                      76,986          62,535
Stock in Federal Home Loan Bank                                    601             438
Accrued interest receivable                                        440             409
Properties and equipment                                           584             493
Cash surrender value of life insurance                           1,129           1,085
Other assets                                                        31              73
                                                                 -----           -----
          TOTAL ASSETS                                         $85,355         $71,854
                                                                ======          ======

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits                                                       $60,499         $51,689
Federal Home Loan Bank Advances                                 11,571           5,712
Notes payable                                                    1,800               0
Accrued interest payable                                           115              79
Advance payments by borrowers for taxes and insurance               74              71
Deferred income taxes                                              112              68
Other liabilities                                                  314             231
                                                                ------          ------
          TOTAL LIABILITIES                                     74,485          57,850

Shareholders' equity

Preferred shares, no par value; 1,000,000 shares
authorized; none issued                                               0              0
Common shares, no par value; 5,000,000 shares
authorized; 952,200 shares issued                                     0              0
Additional paid-in capital                                        6,013          9,150
Retained earnings, substantially restricted                       6,658          6,037
Treasury shares, at cost                                         (1,304)          (711)
Accumulated other comprehensive income                              517            332
Common shares purchased by:
Employee Stock Ownership Plan                                      (609)          (686)
Recognition and Retention Plan                                     (405)          (118)
                                                                 ------         ------

TOTAL SHAREHOLDERS' EQUITY                                       10,870         14,004
                                                                 ------         ------

     TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY                                                          $85,355        $71,854
                                                                 ======         ======


------------------------

See accompanying notes.

          Home City Financial Corporation - Consolidated Statements of Income


                                                                (Dollars in thousands)

                                                                 Year ended December 31,
                                                                 -------------------
                                                                      1998        1997
                                                                      ----        ----

INTEREST  INCOME
Loans                                                             $  6,555     $ 5,295
Mortgage-backed securities                                              36          60
Investment securities                                                  189         373
Interest-bearing deposits and federal funds sold                        28         134
                                                                     -----       -----
          TOTAL INTEREST INCOME                                      6,808       5,862

INTEREST EXPENSE
Deposits                                                             2,948       2,743
Borrowed funds                                                         538         273
                                                                    ------      ------
          TOTAL INTEREST EXPENSE                                     3,486       3,016
                                                                    ------      ------

     NET INTEREST INCOME                                             3,322       2,846
Provision for loan losses                                               61          43
                                                                    ------      ------
     NET INTEREST INCOME AFTER PROVISION
          FOR LOAN LOSSES                                            3,261       2,803

NON INTEREST INCOME
Service charges on deposits                                             10           7
Life insurance                                                          67          56
Gain (loss) on sale of securities, net                                   2         (18)
Other income                                                            19          44
                                                                    ------      ------

     TOTAL NONINTEREST INCOME                                           98          89

NONINTEREST EXPENSE
Salaries and employee benefits                                       1,051         859
Supplies, telephone and postage                                         51          45
Occupancy and equipment                                                139         110
FDIC deposit insurance                                                  34          32
Data processing                                                         98          80
Legal, accounting and examination                                      219         220
Franchise taxes                                                        181         174
Other expense                                                          188         132
                                                                    ------      ------
     TOTAL NONINTEREST EXPENSE                                       1,961       1,652
                                                                    ------      ------

     NET INCOME BEFORE FEDERAL INCOME
          TAX EXPENSE                                                1,398       1,240

Federal income tax expense                                             447         352
                                                                     ------     ------

     NET INCOME                                                     $  951      $  888
                                                                    ======      ======

Earnings per common share - basic
                                                                     $1.17       $1.06
Earnings per common share - diluted                                  $1.04       $0.97

See accompanying notes.

                                              Number of Shares
                           ---------------------------------------------------
                                                        Common       Common
                                                        shares       shares
                           Common      Common           purchased    purchased
                           shares      shares           by ESOP      by RRP
                            ------     ------           -------      ------
December 31, 1996           952,200         0             (76,176)          0
Net income
Other comprehensive income
 Change in unrealized
 gain (loss) on securities
 available-for-sale, net of
 deferred income
 tax of $59

Comprehensive income

Purchase of treasury shares            (47,610)
Shares allocated under
 Employee Stock
  Ownership Plan                                             7,618
Purchse of common shares
 by Recognition and
 Retention Plan                                                      (6,800)
Dividends declared
 ($.33 per share)
                          -------      -------           -------      ------
December 31, 1997         952,000      (47,610)          (68,558)    (6,800)

Net income
Other comrephensive income
 Change in unrealized
 gain (loss) on securities
 available-for-sale, net of
 deferred income
 tax of $97
Comprehensive income
Purchase of treasury shares             (45,200)
Purchase of common shares
 by Recognition and
 Retention Plan                                                      (17,002)
Shares allocated under
 Employee Stock
 Ownership Plan                                             7,618
Shares eared under Recognition
 and Retention Plan                                                     4,761
Capital distribution
 ($3.50 per share)
Dividends declared
 ($.37 per share)
                        -------           ------           ------      ------
December 31, 1998       952,000           92,810          (60,940)    (19,041)
                        =======           ======           ======      ======

Continued on next page

                                                              (Dollars in thousands)
                                                                     Amounts
                              -----------------------------------------------------------------------------------------------

                                                                             Accum-
                                                                             ulated
                                                                             other         Common         Common
                                    Additional                               compre-       shares         shares       Compre-
                                    paid-in       Retained      Treasury     hensive       purchased      purchased    hensive
                                    capital       earnings      shares       income        by ESOP        by RRP       income
                                    -------       --------      ------       ------        -------        ------       -------
December 31, 1996                    $9,075        $5,455        $   0        $216          $(762)         $   0

Net income                                            888                                                                $888
Other comprehensive income
 Change in unrealized
 gain (loss) on securities
 available-for-sale, net of
 deferred income
 tax of $59                                                                    116                                        116
                                                                                                                        -----
Comprehensive income                                                                                                    1,004
                                                                                                                        =====
Purchase of treasury shares                                         (711)
Shares allocated under
 Employee Stock
 Ownership Plan                           75                                                   76
Purchase of common shares
 by Recognition and
 Retention Plan                                                                                            (118)
Dividends declared
 ($.33 per share)                                (306)
                                        -----    -----              ------     --            ---         -----
December 31, 1997                       9,150    6,037              (711)      332           (686)        (118)

Net income
Other comprehensive income                         951                                                                   $  951
 Change in unrealized
 gain (loss) on securities
 available-for-sale, net of
 deferred income
 tax of $97
                                                                               185                                         185
                                                                                                                          ------
Comprehensive incomes                                                                                                    $1,136
                                                                                                                          ======
Purchase of treasury shares                                         (593)
Purchase of common shares
 by Recognition and
 Retention Plan                                                                                              (370)
Shares allocated under Employee Stock
 Ownership Plan                         36                                                   77
Shares earned under Recogntion
 and Retention Plan                     (7)                                                                    83
Capital distribution
 ($3.50 per share)                  (3,166)
Dividends declared
 ($.37 per share)                                (330)
                                    ------      ------            ------       ----       --------          -----
December 31, 1998                   $6,013      $6,658           ($1,304)      $517        ($609)           ($405)



      Home City Financial Corporation - Consolidated Statements of Cash Flows

                                                                (Dollars in thousands)

                                                                Year ended December 31,
                                                                -----------------------
                                                                1998             1997
                                                                ----             ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                           $   951           $888
Adjustments to reconcile net income to net cash
     provided by operating activities:
          Premium amortization, net of discount accretion                  2             (9)
Provision for loan losses                                                 61             43
(Gain) loss on sale of securities                                         (2)            18
Depreciation                                                              50             42
Deferred income taxes                                                     (9)           (69)
Life insurance income, net of expenses                                   (44)           (15)
Employee Stock Ownership Plan compensation expense                       113            151
          Recognition and Retention Plan compensation expense             76              0
     FHLB stock dividends                                                (34)           (30)
     Net change in:
          Accrued interest receivable                                    (31)           (95)
          Accrued interest payable                                        36             14
          Other assets                                                     9             26
          Other liabilities                                               72            (61)
                                                                       -----         ------
     Net cash provided by operating activities                         1,250            903
                                                                       -----         ------

CASH FLOWS FROM INVESTING ACTIVITIES
Net increase in time deposits                                              1            337
Purchases of securities available-for-sale                            (1,070)        (7,220)
Proceeds from sales of securities available-for-sale                     617            401
Proceeds from maturities of securities available-for-sale              2,220          4,706
Proceeds from sales of mortgage-backed securities available-for-sale   1,891
Collections on mortgage-backed securities available-for-sale             143            123
Net increase in loans                                                (14,512)       (12,020)
Purchases of properties and equipment                                   (141)           (50)
Purchase of FHLB stock                                                  (129)             0
                                                                      -------       -------
     Net cash used in investing activities                            (12,871)      (11,832)
                                                                      --------      -------

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits                                                8,810         2,129
Net increase (decrease) in short-term FHLB advances                      (473)        2,000
Proceeds from new long-term FHLB advances                               6,875             0
Payments on long-term FHLB advances                                      (543)         (388)
Net increase in advance payments by borrowers
for taxes and insurance                                                     3             2
Net proceeds from notes payable                                         1,800             0
Distribution of capital                                                (3,166)            0
Purchase of common shares by Recognition and Retention Plan              (370)         (118)
Purchase of treasury shares                                              (593)         (711)
Cash dividends paid                                                      (330)         (306)
                                                                       -------       ------
     Net cash provided by financing activities                         12,013         2,608

     Net increase (decrease) in cash and cash equivalents                 392        (8,321)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                          1,518         9,839
                                                                       ------        ------

CASH AND CASH EQUIVALENTS AT END OF YEAR                               $1,910        $1,518
                                                                       ======        ======

----------------------
See accompanying notes

Home City Financial Corporation Notes to Consolidated Financial Statements




NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Home City Financial Corporation (the "corporation") is a financial services company which was organized in August of 1996 and is a unitary savings and loan holding company. The principal assets of the corporation are the capital stock of Home City Federal Savings Bank of Springfield (the "bank") and a loan made to the Home City Financial Corporation Employee Stock Ownership Plan (the "ESOP") for the purchase of common shares of the corporation. The bank provides a variety of financial services to individuals and corporate customers, through its office in Springfield, Ohio, which is primarily a small industrial area. The bank's primary deposit products are savings accounts and certificates of deposit. Its primary lending products are single-family residential loans, commercial loans and consumer loans. The bank owns 100% of its subsidiary, Homciti Service Corp., which invests in stock of the bank's data service provider, and a local joint venture, in both of which it has minority interests.

The accounting and reporting policies of the corporation and its subsidiaries conform to generally accepted accounting principles and general practices within the financial services industry. The more significant accounting policies are summarized below.

Basis of Consolidation
The consolidated financial statements include the accounts of the corporation and all subsidiaries. Significant inter-company accounts and transactions have been eliminated.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

A majority of the bank's loan portfolio consists of single-family residential loans in the Springfield, Ohio area. The regional economy depends heavily on some 200 diversified industries. Accordingly, the ultimate collectibility of a substantial portion of the bank's loan portfolio is susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the bank's allowance for losses on loans. Such agencies may require the bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for loan losses may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Consolidated Statements of Cash Flows
For purposes of the consolidated statements of cash flows, the corporation considers cash and due from banks, interest-bearing demand deposits in other banks and federal funds sold to be cash equivalents. The following are supplemental disclosures for the consolidated statements of cash flows for the years ended December 31, 1998 and 1997:

                                                       (Dollars in thousands)
                                                      1998                1997

Cash paid during the year for interest               $3,450             $3,002
Cash paid during the year for income taxes              459                395

Investment Securities
All investment and mortgage-backed securities are classified as available-for-sale. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Unrealized holding gains and losses, net of deferred tax, on available-for-sale securities are reported as a net amount in a separate component of equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity. No investment securities are considered derivative securities.

Loans
Loans are stated at unpaid principal balances, less the allowance for loan losses, net deferred loan fees and loans-in-process. Interest income is recognized on an accrual basis. Loans are placed on nonaccrual status when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income on nonaccrual loans is recognized only to the extent of interest payments received.

Effective January 1, 1995, the corporation adopted Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan and Statement of Financial Accounting Standards No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures ("SFAS No. 114 and 118"). Under the corporation's credit policies and practices, all loans with specific reserves meet the definition of impaired loans under SFAS No. 114 and 118. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent. The adoption of SFAS No. 114 and 118 did not have a material effect on the corporation's financial position or results of operations.

Loan origination fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the contractual lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

Allowance for Loan Losses
The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

Properties  and Equipment
Properties and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed principally on the straight-line method over their estimated useful lives. The estimated lives of buildings and improvements ranged from 10 to 50 years. The estimated lives of equipment ranged from 5 to 25 years.

Real Estate Owned
Real estate owned is stated at fair value less estimated costs to sell. When a property is acquired, the excess of the recorded investment in the property over fair value, if any, is charged to the allowance for loan losses. Subsequent declines in the estimated fair value, net operating results and gains or losses on disposition of the property are included in other expenses.

Derivative Financial Instruments
The corporation has no derivative financial instruments.

Income Taxes
The corporation, bank and service corporation each file separate tax returns
using a calendar year end.   The effects of current or deferred taxes are
recognized as a current and deferred tax liability or asset based on current tax laws. Accordingly, income tax expense in the consolidated statements of income includes charges or credits to properly reflect the current and deferred tax asset or liability.

Earnings per Share
The weighted-average number of shares of common stock used in calculating earnings per share was determined by reducing outstanding shares by treasury shares, unallocated ESOP shares and unvested Recognition and Retention Plan (the "RRP") shares. The effect of stock options on weighted-average shares outstanding is calculated using the Treasury Stock method. Fully diluted shares outstanding include the maximum dilutive effect of stock issuable upon exercise of common stock options and unallocated ESOP and RRP shares of common stock. Earnings per share information for periods prior to 1997 are not presented because the bank did not complete its Reorganization until December 30, 1996.

Reclassifications
Certain amounts have been reclassified to conform with the 1998 presentation.

NOTE B - BUSINESS COMBINATION

In September 1996, the bank's Board of Directors adopted a Plan of Conversion (the "conversion") whereby the bank would convert to the stock form of ownership, followed by the issuance of all the bank's outstanding common stock to a newly formed holding company, Home City Financial Corporation.

On December 30, 1996, the bank completed its conversion to the stock form of ownership, and issued all of the bank's outstanding common shares to the corporation.

In connection with the conversion, the corporation sold 952,200 shares at a price of $10.00 per share, which, after consideration of offering expenses totaling approximately $437,000 and shares purchased by employee benefit plans totaling $762,000, resulted in net cash proceeds of approximately $8.3 million.

At the date of the conversion, the bank established a liquidation account in an amount equal to retained earnings reflected in the balance sheet used in the conversion offering circular. The liquidation account is maintained for the benefit of eligible savings account holders who maintained deposit accounts in the bank after conversion.



NOTE C - INVESTMENT AND MORTGAGE-BACKED SECURITIES

The amortized cost of securities available-for-sale and their approximate fair values are as follows:

                                                                (Dollars  in thousands)

                                         At December 31, 1998                                At December 31, 1997
                            ------------------------------------------------      -------------------------------------

                                   Gross        Gross                              Gross        Gross
                      Amortized  unrealized   unrealized     Fair      Amortized   unrealized   unrealized  Fair
                      Cost       gains        losses         Value     cost        gains        losses      Value
                      ----       -----        ------         -----     ----        -----        ------      -----
Investment securities
U.S.
government          $    0      $   0          $   0        $     0   $  598     $   2       $  0      $  600

Federal
agencies             1,500          2             (1)         1,501    2,500         0         (3)      2,497

State &
municipal
securities             764         15              0            779      917        14         (1)        930

Equity
securities              45        766              0            811       61       492          0         553
                     ------      ----            ---          ------  ------       ---         -----     -----

Total                2,309        783            (1)          3,091    4,076       508         (4)      4,580
                     -----        ---            ---          -----    -----       ---         ---      -----

Mortgage-backed securities

GNMA's                 558         1              0             559      703         0            (3)         700
                     -----       ----           ----          ------      -----    ----           ---       -----

Total               $2,867      $784            ($1)         $3,650      $4,779    $508          ($7)      $5,280
                     =====      ====             ====         ======     ======    ====          ====      ======

The amortized cost and estimated fair value of investment and mortgage-backed securities available-for-sale at December 31, 1998, respectively, by contractual maturity, are as follows:

                                                         (Dollars in thousands)

                                                     Investment          Mortgage-backed
                                                     securities             securities
                                                     ----------             ----------
                                              Amortized       Fair     Amortized     Fair
Amounts maturing in :                           cost          value       cost       value
                                                ----          -----       ----       -----
One year or less                               $1,007     $1,010          $    0     $   0
After one year through five years               1,130      1,137               0         0
After five years through ten years                127        133             558       559
Equity securities                                  45        811               0         0
                                               ------      -----           -----     -----
Total                                          $2,309      $3,091          $ 558     $ 559
                                               ======      ======          =====     =====

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

Investment securities with carrying values of approximately $2,838,000 and $500,000 were pledged at December 31, 1998 and 1997, respectively, to secure certain deposits.

During 1998, the corporation sold securities available-for-sale for total proceeds of approximately $617,000, resulting in gross realized gains of approximately $2,000 and no gross realized losses. During 1997, the corporation sold securities available-for-sale for total proceeds of approximately $2,292,000 resulting in gross realized gains of approximately $1,000 and gross realized losses of approximately $19,000.


NOTE D - LOANS

Loans at December 31, 1998 and 1997, are summarized as follows:

                                                        (Dollars in thousands)

                                                        1998            1997
                                                        ----            ----
Loans secured by real estate:
One-to-four-family residential properties             $42,485         $40,669
Multifamily (5 or more) residential properties          2,463           2,731
Nonresidential properties                               9,894          10,124
Land                                                    1,721           1,690
Construction                                            4,561           3,079
Consumer                                                5,226           4,201
Commercial                                             11,122             493
                                                       ------          ------
Total                                                  77,472          62,987
Allowance for loan losses                                (486)           (452)
                                                       ------          ------
Net loans                                             $76,986         $62,535
                                                       ======          ======

An  analysis of the allowance for loan losses is as follows:

                                                        (Dollars in thousands)

                                                         1998            1997
                                                         ----            ----

Balance, beginning of year                               $452            $400

Provision for loan losses                                  61              43
Loans charged off                                         (40)            (39)
Recoveries                                                 13              48
                                                          ----            ----

Balance, end of year                                      $486           $452

At December 31, 1998 and 1997, the total recorded investment in impaired loans, all of which had allowances determined in accordance with SFAS No. 114 and No. 118, amounted to approximately $54,000 and $95,000, respectively.
The average recorded investment in impaired loans amounted to approximately $68,000 and $179,000 for the years ended December 31, 1998 and 1997, respectively. The allowance for loan losses related to impaired loans amounted to approximately $54,000 and $8,000 at December 31, 1998 and 1997, respectively. Interest income on impaired loans of $16,000 and $6,000 was recognized for cash payments received for the years ended December 31, 1998 and 1997.

In addition, at December 31, 1998 and 1997, the bank had other nonaccrual loans of approximately $164,000 and $200,000, respectively, for which impairment had not been recognized.

The bank has no commitments to loan additional funds to the borrowers of impaired or nonaccrual loans.

At December 31, 1998 and 1997, the bank serviced loans for others with principal balances of $2,132,000 and $2,395,000, respectively.

In the ordinary course of business, the bank has and expects to continue to have transactions, including borrowings, with its officers, directors, shareholders, and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the bank.
All loans to such borrowers are summarized as follows:


                                                      (Dollars in thousands)

                       Balance, December 31, 1997        $1,504

                       New loans                             23
                       Payments                            (561)
                                                          ------
                       Balance, December 31, 1998          $966
                                                          ======

NOTE E - PROPERTIES AND EQUIPMENT

A summary of properties and equipment at December 31, 1998 and 1997, follows:

                                                   (Dollars in thousands)

                                                     1998              1997

Land                                                $ 118            $  113
Buildings and improvements                            437               437
Equipment                                             464               328
                                                    -----             -----
                                                    1,019               878

Accumulated depreciation                             (435)             (385)
                                                    -----             -----
Total                                               $ 584             $ 493
                                                    =====             =====

NOTE F  - CASH SURRENDER VALUE OF LIFE INSURANCE

In September 1995, the bank purchased life insurance policies on each of its outside directors. The bank is the beneficiary of such policies. At December 31, 1998 and 1997, there were no notes payable to the insurance company.



NOTE G - DEPOSITS

Deposit account balances at December 31, 1998 and 1997, are summarized as follows:
                                                          (Dollars in thousands)

                                            1998                    1997
                                      Amount     Percent    Amount     Percent
Noninterest-bearing accounts       $   1,605       2.7%     $ 763        1.5%
NOW and money market accounts          1,439       2.4        774        1.5
Savings accounts                      11,084      18.3      7,863       15.2
Certificates of deposit               46,371      76.6     42,289       81.8
                                      ------      ----     ------       ----
Totals                               $60,499     100.0%   $51,689      100.0%
                                     =======     ======   =======      ======

The aggregate amount of jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $8,999,000 and $7,879,000 at December 31, 1998 and 1997, respectively. Deposits in excess of $100,000 are not insured by the FDIC.

At December 31, 1998, the scheduled maturities of certificates of deposit are as follows:

                                               (Dollars in thousands)

                      1999                              $21,163
                      2000                               21,537
                      2001                                2,359
                      2002                                1,179
                      2003 and thereafter                   133
                                                        -------
                      Total                             $46,371
                                                        =======
The bank held related party deposits of approximately $553,000 and $532,000 at December 31, 1998 and 1997, respectively.

NOTE H - FEDERAL HOME LOAN BANK ADVANCES

Federal Home Loan Bank advances are comprised of the following at December 31:

                                                                 (Dollars in thousands)
                                                         Current
                                                         interest
                                                           rate                     Balance
                                                           ----                     -------
Variable-rate advances, with monthly interest payments:
       Advance due in 1998                                  5.87%        $              0         $2,000
       Advance due in 1999                                  5.02          1,526         0
       Advance due in 2003                                  4.64          1,500         0
       Advance due in 2008                                  5.28          5,000         0

Fixed-rate advances, with monthly principal and interest
payments:
       Advance due in 2000                                  5.46            234         0
       Advance due in 2001                                  6.30            197       258
       Advance due in 2003                                  5.91            233       280
       Advance due in 2004                                  8.35            360       420
       Advance due in 2005                                  8.32            673       766
       Advance due in 2006                                  6.35          1,261     1,379
       Advance due in 2010                                  3.30            587       609
                                                                        -------    ------

Total Federal Home Loan Bank advances                       5.48%       $11,571    $5,712
                                                                        =======    ======

FHLB advances are collateralized by all shares of FHLB stock owned by the bank (totaling $601,000) and by 100% of the bank's qualified mortgage loan portfolio (totaling approximately $42,485,000). Based on the carrying amount of FHLB stock owned by the bank, total FHLB advances are limited to approximately $12,028,000.

The aggregate minimum future annual principal payments on FHLB advances are $2,131,000 in 1999, $479,000 in 2000, $436,000 in 2001, $388,000 in 2002, and
$8,137,000 after 2002.

NOTE I - NOTES PAYABLE

Notes payable are comprised of the following at December 31:

                                                             (Dollars in thousands)
                                                         Current
                                                         interest
                                                         rate             Balance
                                                         ----     -----------------------

                      Note due February 26, 1999          6.50     $1,500        $ 0
                      Note due June 26, 1999              6.50        300          0
                                                                   ------        ---
                      Total notes payable                 6.50%    $1,800        $ 0
                                                                   ======        ====

The corporation's indebtedness is to a bank under notes that have floating interest rates which are tied to prime. The notes are unsecured.

NOTE J - FEDERAL INCOME TAXES

The consolidated provision for income taxes for the following years consists of the following:

                                                        (Dollars in thousands)

                                                         1998            1997
                                                         ----            ----
                         Federal income tax expense
                         Current tax expense             $456            $421
                         Deferred tax expense              (9)            (69)
                                                         ----            ----
                         Total                           $447            $352
                                                          ====           ====

A cumulative net deferred tax liability is included in other liabilities at December 31, 1998 and 1997. The components of the deferred tax accounts are as follows:

                                                         (Dollars in thousands)

                                                          1998         1997
                                                          ----         ----
     Deferred tax liability
     Accumulated depreciation                           $   32       $   27
     Net deferred loan costs                                28           37
     Net unrealized gain on securities available-for-sale  267          170
     Other                                                   5           33
                                                         -----        -----
     Total deferred tax liability                          332          267

     Deferred tax asset
     Nonaccrual loan interest                               (5)          (8)
     Allowance for loan losses                            (130)        (110)
     Employee benefits                                     (85)         (81)
                                                         ------        -----
     Total deferred tax asset                             (220)        (199)
                                                         ------        -----
     Total net deferred tax liability                    $ 112        $  68
                                                         =====         =====
A reconciliation of the federal income tax rate to effective income tax rates for the years ended December 31:

                                                          1998          1997
                                                          ----          ----

     Federal income tax rate                              34.0%         34.0%
     Adjusted for:
          Tax-exempt income                               (1.9)         (3.2)
Other                                                     (0.1)         (2.4)
                                                          -----         -----
Effective tax rate                                        32.0%         28.4%
                                                          =====         =====

Included in retained earnings at December 31, 1998, and 1997, is approximately $1,084,000 in bad debt reserves for which no deferred federal income tax liability has been recorded. These amounts represent allocations of income to bad debt deductions for tax purposes before 1988. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes, which would be subject to the then-current corporate income tax rate. The unrecorded deferred liability on these amounts was approximately $368,000.



NOTE K - DIVIDEND RESTRICTION

The bank, as a federally chartered savings bank, is subject to the dividend restrictions of the Office of Thrift Supervision (the "OTS"). Under regulations of the OTS applicable to converted savings associations, the bank is not permitted to pay a cash dividend on its capital stock if its regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the Liquidation Account or the applicable regulatory capital requirements prescribed by the OTS.

As disclosed in NOTE P, the bank meets the requirements for a Tier I association and has not been notified of any need for more than normal supervision. As a subsidiary of the corporation, the bank is required to give the OTS 30 days notice prior to paying any dividend on its common shares. The OTS may object to the dividend during that 30-day period based on safety and soundness concerns. Moreover, the OTS may prohibit any capital distribution otherwise permitted by regulation if the OTS determines that such distribution would constitute an unsafe or unsound practice.



NOTE L - EARNINGS PER SHARE

Earnings per share (EPS) is computed in accordance with SFAS No. 128, Earnings per share, which was adopted by the corporation as of December 31, 1997. EPS for periods prior to 1997 are not presented because the bank did not complete its Reorganization until December 30, 1996. Diluted EPS is computed using the treasury stock method, giving effect to potential additional common shares that were outstanding during the period. Potential dilutive common shares include shares held by the corporation's ESOP that are committed for release, shares awarded but not released under the corporation's RRP and stock options granted under the Stock Option Plan. Following is a summary of the effect of diluted securities in the weighted-average number of shares (denominator) for the basic and diluted EPS calculations. There are no adjustments to net income.

                                                        1998         1997
                                                        ----         ----

Weighted-average common shares outstanding - basic     812,070     831,527

Effect of dilutive securities on number of shares

RRP shares                                              17,027         532
ESOP shares                                             68,558      76,155
Stock options                                           19,869       3,800
                                                       -------      ------
Total dilutive securities                              105,454      80,487
                                                       -------      ------

Weighted-average common shares outstanding - diluted   917,524     912,014


NOTE M   EMPLOYEE BENEFITS

401(k) Profit Sharing Plan
In 1994, the bank initiated a 401(k) Profit Sharing Plan. The plan covers all of the bank's employees who are over 21 years old with at least one year of service. Participants may make salary savings contributions up to 15% of their compensation, 50% of which will be matched by the bank, up to 6% of each employee's salary. 401(k) profit sharing expense for the years ended December 31, 1998 and 1997, was $10,000 and $11,000, respectively.

Pension Plan
In connection with the Financial Institutions' Retirement Fund, the bank participates with other companies in the financial institution industry in a defined benefit plan. The plan covers all of the bank's employees who are over 21 years old with at least one year of service. Pension expense for the years ended December 31, 1998 and 1997, was $28,000 and $13,000, respectively.

Incentive Compensation Plan
The bank has an incentive compensation plan that covers all employees who are normally scheduled to work 1,040 hours or more per year. The bank's contributions pursuant to the plan are based on a formula contained in the plan which incorporates factors relating to the bank's performance and are contingent upon the bank's attainment of certain levels of earnings, as defined in the plan. Incentive compensation plan expense for the years ended December 31, 1998 and 1997, was $46,000 and $7,000, respectively.

NOTE N - STOCK REPURCHASE PROGRAM

During 1998, the corporation received regulatory approval to repurchase up to 5% of its outstanding shares. During the year ended December 31, 1998, 45,200 common shares were purchased at an average price of $13.13. During 1997, the corporation previously received regulatory approval to repurchase 5% of its outstanding shares. During the year ended December 31, 1997, 47,610 common shares were purchased at an average price of $14.93.

Repurchased shares are treated as treasury shares and are available for general corporate purposes, including issuance in connection with stock-based compensation plans.



NOTE O - STOCK-BASED COMPENSATION PLANS
Employee Stock Ownership Plan (ESOP)
As part of the conversion transaction (see NOTE B), an ESOP was established for the benefit of employees of the corporation and bank, age 21 or older, who have completed at least one year of full-time service. The ESOP borrowed $762,000 from the corporation and used those funds to acquire 76,176 common shares of the corporation at $10 per share.

Shares issued to the ESOP are allocated to ESOP participants based on principal payments made by the ESOP on the loan. The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the corporation's discretionary contributions to the ESOP and earnings on ESOP assets. Principal payments are scheduled to occur in even annual amounts over a ten year period. However, in the event contributions exceed the minimum debt service requirements, additional principal payments
will be made.   During each of 1998 and 1997, 7,618 common shares were
allocated among the participants. ESOP compensation expense for the years ended December 31, 1998 and 1997, was $113,000 and $151,000, respectively. Shares held by the ESOP at December 31, 1998 and 1997, are as follows:

                                                         1998        1997
                                                         ----        ----

Allocated shares                                       15,236          7,618
Unallocated shares                                     60,940         68,558
                                                       ------         ------

Total ESOP shares                                      76,176         76,176
                                                       ======         ======

Fair value of unallocated shares                     $823,000     $1,268,000

Recognition and Retention Plan  ("RRP")
A recognition and retention plan was approved by the shareholders of the corporation at the October 20, 1997, Annual Meeting. The RRP is a restricted stock award plan. The RRP is administered by a committee of directors of the corporation. The committee selects recipients and terms of awards pursuant to the plan. Total shares made available under the plan was 38,088.

RRP awards vest in five equal annual installments, subject to the continuous
employment of the recipients as defined under such plans.   Compensation
expense for the RRP is based upon market price at the date of grant and is
recognized on a pro rata basis over the vesting period of the awards.   RRP
expense for the years ended December 31, 1998 and 1997, was $76,000 and $0, respectively. The unamortized unearned compensation value of the RRP is shown as a reduction to shareholders' equity in the accompanying consolidated balance sheets.

Stock Option Plan ("SOP")
A stock option plan was approved by the shareholders of the corporation at the October 20, 1997, Annual Meeting. The SOP is administered by a committee of directors of the corporation. The committee selects recipients and terms of awards pursuant to the plan. The maximum number of common shares which may be issued under the SOP is 131,422 shares. The maximum term of each option is ten years from the date of grant. The initial awards were granted on October 20, 1997, at the fair value of the common stock on that date ($16.125). Due to the capital distribution in 1998, the number of shares granted was increased from 71,415 to 98,565, and the exercise price was decreased from $16.125 to $11.70. The initial awards vest in equal installments over a five-year period from the grant date and expire during October 2007. Unvested options become immediately exercisable in the event of death or disability.

Option activity under the SOP is as follows:
                                                                    Weighted-
                                                  Number of         average
                                                   shares       exercise price
Outstanding December 31, 1996                           0             $0.00
        Granted                                    98,565             11.70
        Exercised                                       0              0.00
        Canceled                                        0              0.00
Outstanding December 31, 1997                      98,565             11.70
        Granted                                         0              0.00
        Exercised                                       0              0.00
        Canceled                                        0              0.00
Outstanding, December 31, 1998                     98,565            $11.70

At December 31, 1998, 32,857 shares were available for future grants under the SOP.

Additional information regarding options outstanding as of December 31, 1998, is as follows:

                                                    Weighted-average
          Exercise     Options        Options          remaining
           price      outstanding     exercisable     contractual life

          $11.70        98,565          19,711            8.8 years

SFAS No. 123, Accounting for Stock-Based Compensation, which became effective for 1996, requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share had the standard's fair value method been used to measure compensation cost for the SOP. In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted.

The corporation's calculations were made using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                           October 1997
                                                               grant
           Risk-free interest rate                              6.23%
           Expected dividend                                    2.54%
           Expected lives, in years                            10
           Expected volatility                                 23.96%

The weighted-average grant-date fair value of options granted during October 1997 was $3.88. The corporation's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. Had compensation cost for these awards been determined with SFAS No. 123, the corporation's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                        (Dollars in thousands,
                                                         except per share data)

                                                       Year ended December 31,
                                                       -----------------------
Net income:                                            1998              1997
----------                                             ----              ----

            As reported                                 $951             $888
            Pro forma                                   $901             $880
Earnings per common share - basic
            As reported                                $1.17            $1.06
            Pro forma                                  $1.11            $1.05
Earnings per common share - diluted
            As reported                                $1.04            $0.97
            Pro forma                                  $0.98            $0.96

NOTE P - REGULATORY MATTERS

Home City is subject to various regulatory capital requirements administered by the OTS. Failure to meet minimum capital requirements can initiate certain mandatory requirements - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on Home City Financial Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Home City's capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk-weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the bank to maintain minimum amounts and ratios of tangible capital of not less than 1.5% of adjusted total assets, total capital to risk-weighted assets of not less than 8.0%, and core capital equal to 3.0% of adjusted total assets (as defined in the regulations). Management believes, as of December 31, 1998, that Home City meets all capital adequacy requirements to which it is subject.

At December 31, 1998, the most recent notification from the OTS categorized Home City as "Well Capitalized" under the framework for prompt corrective action. To be considered well capitalized under Prompt Corrective Action Provisions, the bank must maintain total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed Home City's categorization.

The bank is required to report capital ratios unconsolidated with HCFC. The bank's actual capital amounts and ratios are presented in the following tables:

                                                        (Dollars in thousands)

                                                    Risk-based          Tier I
                                                    capital             capital
                                                    -------             -------

Equity per GAAP                                      $12,414           $12,414
Less unrealized gain on securities available-for-sale,
     net of applicable income taxes                     (517)             (517)
Less advance to subsidiary                               (33)              (33)
Plus allowance for loan losses                           486               N/A
                                                       ------          --------

Regulatory capital                                    $12,350          $11,864
                                                      =======          =======

                                                        (Dollars in thousands)
                                                                                           To be well
                                                                  Minimum required      capitalized under
                                                                      for capital         Prompt Corrective
                                             Actual                adequacy purposes     Action Provisions
                                             ------                -----------------     -----------------
                                     Amount        Ratio        Amount        Ratio        Amount        Ratio
                                     ------        -----        ------        -----        ------        -----
As of December 31, 1998:
Total Risk-Based Capital
(to Risk-Weighted Assets)           $12,350         21.9%       $4,504         8.0%        $5,631        10.0%
Tier I Capital
(to Risk-Weighted Assets)            11,864         21.1           N/A          N/A         3,378         6.0
Tier I Capital
(to Total Assets)                    11,864         13.9         2,559         3.0          4,265         5.0
Tangible Capital
(to Total Assets)                    11,864         13.9         1,279         1.5            N/A         N/A

As of December 31, 1997:
Total Risk-Based Capital
(to Risk-Weighted Assets)           $11,253         26.6%       $3,386         8.0%        $4,232        10.0%
     Tier I Capital
(to Risk-Weighted Assets)            10,801         25.5           N/A         N/A          2,539         6.0
Tier I Capital
(to Total Assets)                    10,801         15.2         2,132         3.0          3,553         5.0
Tangible Capital
(to Total Assets)                    10,801         15.2         1,066         1.5            N/A         N/A

NOTE Q - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the bank has various outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

The bank had outstanding commitments to originate loans as follows:


                                          At December 31, 1998                    At December 31, 1997
                                          --------------------                    ---------------
                                      Fixed-     Adjustable-                Fixed-     Adjustable-
                                      rate          rate          Total      rate         rate      Total
                                      ----          ----          -----      ----         ----      -----
Undisbursed balance
     of loans closed -
     mortgage loans                   $1,865       $   393         $2,258     $1,150      $   37      $1,187
First mortgage
     loans                             1,933           508          2,441      1,026         536       1,562
Consumer and
     other loans                         100             0            100          0           0           0
Open-end consumer lines                    0         1,476          1,476          0         498         498
Commercial lines                           0         3,192          3,192          0           0           0
                                      ------         -----          -----      -----       -----      ------
Total                                 $3,898        $5,569         $9,467     $2,176       $1,071     $3,247
                                      ======        ======         ======     ======       ======     ======

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Management evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

The bank has not been required to perform on any financial guarantees during the past three years. The bank has not incurred any losses on its commitments during the past three years.

The bank maintains deposit accounts at four banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Account balances at two of these institutions exceeded FDIC insurance limits. The amount in excess of the FDIC limit totaled $1,583,000.


NOTE R - FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 excluded certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the corporation.

The following methods and assumptions were used by the bank in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate those assets' fair values.

Time deposits: Fair values for time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For adjustable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed-rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimates using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated contractual expected monthly maturities on time deposits.

Accrued interest: The carrying amount of accrued interest approximates fair value.

Borrowed funds: The fair values for borrowed funds are estimated using a discounted cash flow calculation that applies interest rates currently being offered on like-type borrowed funds.

The estimated fair values of the corporation's financial instruments are as follows:

                                                       (Dollars in thousands)

                                                             December 31,
                                                             -----------
                                              1998                  1997
                                      Carrying     Fair     Carrying     Fair
                                       amount      value     amount      value
                                       ------      -----     ------      -----
Financial assets:
Cash and cash equivalents               $1,910     $1,910    $1,518     $1,518
Time deposits                               24         21        23         18
Investment securities                    3,091      3,091     4,580      4,580
Mortgage-backed securities                 559        559       700        700
Loans                                   76,986     80,430    62,535     63,176
Accrued interest receivable                440        440       409        409
Life insurance                           1,129      1,129     1,085      1,085

Financial liabilities:
Deposits                                60,499     60,372    51,689     51,828
       Notes payable                     1,800      1,800         0          0
Advances from FHLB                      11,571     11,378     5,712      5,617
Accrued interest payable                   115        115        79         79

The carrying amounts in the preceding table are included in the balance sheet under the applicable captions. The contract or notional amounts of the bank's financial instruments with off-balance sheet risk are disclosed in NOTE Q. No derivatives were held by the bank for trading purposes. It is not practical to estimate the value of Federal Home Loan Bank stock because it is not marketable. The carrying amount of that investment is reported in the consolidated balance sheet.

NOTE S - PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for Home City Financial Corporation (parent company only) follows:

                                  Balance Sheets

                                                     (Dollars in thousands)

                                                           December 31,
                                                           -----------
                                                           1998          1997
                                                           ----          ----
Assets
Interest-bearing savings deposit with subsidiary bank  $    151        $   147
Interest-bearing time deposit with subsidiary bank            0          2,027
Investment in subsidiary bank                            12,414         11,213
Investment securities available-for-sale                      0            601
Other assets                                                113             37
                                                        -------        -------
Total assets                                            $12,678        $14,025
                                                        =======        =======

Liabilities and Shareholders' Equity
Notes payable                                          $  1,800        $     0
Accrued expense and other liabilities                         8             21
                                                        -------        -------
     Total liabilities                                    1,808             21

Shareholders' equity                                     10,870         14,004
                                                        -------        -------
Total liabilities and shareholders' equity              $12,678        $14,025
                                                        =======        =======


                                  Statements of Income

                                                        (Dollars in thousands)

                                                             Year ended
                                                             December 31,
                                                             ------------
                                                           1998           1997
                                                           ----           ----
Income
Interest income                                           $   127     $   230
Other income                                                    3           1
                                                           ------      ------
Total income                                                  130         231

Expense
Interest expense                                               51           0
Other expense                                                 156         227
                                                           ------      ------
     Total expense                                            207         227
                                                           ------      ------

Income (loss) before income taxes and undistributed
     earnings of subsidiary                                   (77)          4

Income tax benefit                                            (15)        (10)
                                                            ------     ------
Income (loss) before undistributed earnings of subsidiary     (62)         14

Undistributed earnings of subsidiary                        1,013         874
                                                            -----       -----
Net income                                                 $  951      $  888
                                                           ======      ======

                              Statements of Cash Flows

                                                        (Dollars in thousands)

                                                               Year ended
                                                               December 31,
                                                               ------------
                                                           1998           1997
                                                           ----           ----
Cash flows from operating activities
Net income                                                 $   951     $   888
Adjustments to reconcile net income to net cash
flows from operating activities:
Undistributed earnings of subsidiary                        (1,013)       (874)
Discount accretion                                               0          (1)
Gain on sale of securities available-for-sale                   (2)         (1)
Deferred income taxes                                           (9)        (22)
Compensation expense for ESOP                                  113         151
Compensation expense for RRP                                    76           0
Net increase in other assets                                   (67)        (12)
Net decrease in other liabilities                              (13)       (122)
                                                            -------     ------

 Net cash provided by operating activities                      36           7
                                                            -------     ------

Cash flows from investing activities
Net (increase) decrease in time deposits                     2,027      (2,027)
Purchase of securities available-for-sale                        0      (2,996)
Sale of securities available-for-sale                          600         400
Maturities of securities available-for-sale                      0       2,000
                                                            ------      ------

 Net cash flows provided by (used in) investing activities   2,627     (2,623)
                                                            ------     -------
Cash flows from financing activities
Net proceeds from notes payable                              1,800          0
Distribution of capital                                     (3,166)         0
Purchase of treasury shares                                   (593)      (711)
Purchase of common shares by RRP                              (370)      (118)
Cash dividends paid                                           (330)      (306)
                                                            -------    -------
     Net cash used in financing activities                  (2,659)    (1,135)

Net increase (decrease) in cash and cash equivalents             4     (3,751)
Cash and cash equivalents at beginning of year                 147      3,898
                                                            -------    -------

Cash and cash equivalents at end of year                    $  151    $   147

                                                            ======    ========
NOTE T - QUARTERLY FINANCIAL DATA (Unaudited)


                                              (Dollars in thousands, except per share data)

                                              First     Second     Third     Fourth
                                              Quarter   Quarter    Quarter   Quarter
                                              -------   ------     ------    -------
Year ended December 31, 1998:
Interest income                               $1,580     $1,669     $1,770     $1,789
Interest expense                                 792        839        913        942
                                              ------     ------     ------     ------
Net interest income                              788        830        857        847

Provision for loan losses                         12         20         21          8
Other income                                      18         19         27         34
Other expense                                    482        474        493        512
Provision for income taxes                       100        115        120        112
                                              ------     ------     ------     ------
Net income                                    $  212     $  240     $  250     $  249
                                              ======     ======     ======     ======

Earnings per share- basic                     $0.26      $0.29      $0.31      $0.31
Earnings per share - diluted                  $0.23      $0.26      $0.27      $0.28
Weighted-average common
shares outstanding                           829,232     817,462     812,230   786,530

Year ended December 31, 1997:
Interest income                              $ 1,388     $ 1,415     $ 1,512   $ 1,547
Interest expense                                 733         748         771       764
                                             -------     -------     -------   -------
Net interest income                              655         667         741       783

Provision for loan losses                         20           0           8        15
Other income                                      31          23          18        17
Other expense                                    399         403         384       466
Provision for income taxes                        89          71         124        68
                                             -------     -------     -------   -------
Net income                                   $   178     $   216     $   243   $   251
                                             =======     =======     =======   =======

Earnings per share - basic                   $0.22       $0.25        $0.29    $0.30
Earnings per share- diluted                  $0.21       $0.23        $0.27    $0.26
Weighted-average common
shares outstanding                           876,024     876,024      839,507  826,334


                                   CORPORATE INFORMATION
================================================================================


Directors of HCFC and Home City
John D. Conroy, Owner and President of Conroy
     Funeral Homes, Inc., Springfield, Ohio
P. Clark Engelmeier, Self-employed Life Insurance
     Agent and Securities Broker
James Foreman, President and CEO of Foreman-
     Blair Pontiac, Buick, GMC, Springfield, Ohio
Terry A. Hoppes, Owner and President of Hoppes
     Engineering and Surveying Co.; President of
     Hoppes Builders and Development Co.,
     Springfield, Ohio
Douglas L. Ulery, President and CEO of Home City
     Financial Corporation and Home City Federal
     Savings Bank of Springfield

Executive Officers of HCFC
P. Clark Engelmeier      Chairman of the Board
Douglas L. Ulery         President and CEO
Jo Ann Holdeman          Secretary
Charles A. Mihal         Treasurer and CFO

Executive Officers of Home City
P. Clark Engelmeier      Chairman of the Board
Douglas L. Ulery         President and CEO
Don E. Lynam             Senior Vice President
Jo Ann Holdeman          Vice President and Secretary
Charles A. Mihal         Treasurer and CFO

Annual Meeting
Wednesday, April 28, 1999, at 3:00 p.m.
     The Springfield Inn
     100 S. Fountain Avenue
     Springfield, Ohio

Independent Auditors

     Robb, Dixon, Francis, Davis, Oneson & Company
     1205 Weaver Drive
     Granville, Ohio   43023

Special Counsel

     Vorys, Sater, Seymour and Pease LLP
     Suite 2100, Atrium Two
     221 East Fourth Street
     P.O. Box 0236
     Cincinnati, Ohio   45201-0236

General Counsel

     Douglas A. Henson
     Gorman, Veskauf, Henson & Wineberg
     National City Bank Bldg.
     4 West Main Street, Suite 723
     Springfield, Ohio 45502




There were 859,390 common shares of HCFCoutstanding on March 1, 1999, held of record by approximately 363 shareholders. Since December 30, 1996, HCFCs common shares have traded on the Nasdaq SmallCap Market. The following represents high and low trading prices and dividends declared during each respective quarter during 1997 and 1998. The trading prices reflect inter-dealer prices, without retail mark-up, mark-down or commission.


                                                              Dividends
     1997                    HIGH           LOW               Declared
------------------------------------------------------------------------------

First Quarter              $14.250          $12.000           $0.08
Second Quarter             $14.438          $12.750           $0.08
Third Quarter              $16.250          $14.188           $0.08
Fourth Quarter             $18.500          $15.250           $0.09


                                                              Dividends
     1998                    HIGH           LOW               Declared

First Quarter                $19.250        $18.250           $0.09
Second Quarter               $23.000        $14.750           $0.09
     Special Capital Distribution                             $3.50
Third Quarter                $15.500        $11.000           $0.09
Fourth Quarter               $15.000        $11.500           $0.10

A copy of HCFCs Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

     Home City Federal Savings Bank
     of Springfield
     63 West Main Street
     Springfield, Ohio 45502
     Attn: Jo Ann Holdeman, Secretary

Ivestor Information
Investors, analysts and others seeking financial information may contact:

     Douglas L. Ulery, President and CEO or
     Charles A. Mihal, Treasurer and CFO
     Home City Financial Corporation
     63 West Main Street
     Springfield, Ohio  45502
     (937) 324-5736

Transfer Agent
Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

      Fifth Third Bank
      Corporate Trust Administration
      38 Fountain Square Plaza MD-1090D2
      Cincinnati, Ohio 45263
